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                         [BDO SEIDMAN, LLP LETTERHEAD]

September 18, 1997

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on September 9, 1997, filed by our former client, Gilman & Ciocia, Inc. We agree with the statements made in response to that
Item insofar as they relate to our Firm except that the Commission should be advised that.

The Company was provided with a copy of a draft management letter listing, among other things, various material weaknesses of internal controls, for preliminary review by management. BDO sought management's comments regarding the management letter on numerous occasions. BDO also requested on two occasions that the Company convene an audit committee meeting to discuss the management letter in order for it to be finalized. Through the date of our termination, the Company had not arranged for such a meeting nor responded to our management letter. Such management letter, cited among other concerns, the following:

        a) the absence of documentation in the corporate minutes of compensation to officers/stockholders and stock option grants;

        b) the audit committee of the Company's Board of Directors being comprised of two outside directors and the Company's Chief Operating Officer and Chief Financial Officer when BDO believes it should consist only of outside directors;

        c) the lack of support for the recording of vacation and sick pay accruals, proper accounts receivable records and adequate records to support the recording of certain transactions to the general ledger;

        d) the inadequate review process by management;

        e) the lack of segregation of duties among employees in certain areas;

        f) the need for the Company's personnel to increase their knowledge and familiarity with existing and recently issued accounting pronouncements, tax law and SEC regulations.

Very truly yours,

/s/ BDO Seidman, LLP
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BDO Seidman, LLP